CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors

Smoofi, Inc:

We consent to the inclusion in the foregoing Amendment No. 2 to the Registration Statement on Form S-1 (File No. 333-193220) of our report dated January 7, 2014, relating to our audit of the balance sheet of SmooFi, Inc. as of December 31, 2013,and the related statement of operations, changes in stockholders' equity, and cash flows for the period from October 15, 2013 (inception) to December 31, 2013. Our report dated January 7, 2014, relating to the financial statements includes an emphasis paragraph relating to an uncertainty as to the Company's ability to continue as a going concern.

We also consent to the reference to us under the caption “Experts” in the Registration Statement.

/s/ TAAD, LLP

Walnut, California

February 24, 2014